Exhibit 3.1

3.2. Number of Directors. The number of directors of the Corporation shall be not less than five (5) nor more than nine (9). The exact number of directors shall be seven (7) until changed, within the limits specified above, by a Bylaw amending this Section 3.2 duly adopted by the Board of Directors or by the shareholders. The indefinite number of directors may be changed, or a definite number fixed without provision for an indefinite number, by an amendment to this Bylaw duly adopted by the vote or written consent of a majority of the outstanding shares entitled to vote.